UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

Modine Manufacturing Company

(Exact name of registrant as specified in its charter)

Wisconsin	1-1373	39-0482000
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1500 DeKoven Avenue, Racine, Wisconsin	53403
(Address of principal executive offices)	(Zip Code)

Name and telephone number, including area code, of person to contact in connection with this report:	Erin J. Roth (262) 636-1200

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Information to be Included in the Report

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02

Modine Manufacturing Company evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold. Because some additional due diligence on this evaluation is required, we have filed a Conflict Minerals Report as an Exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available in the SEC filings section of Modine’s investor webpage (Modine Manufacturing Company - Financials - SEC Filings).

Section 2 – Exhibits

Exhibit 1.01 -	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Modine Manufacturing Company

By: /s/ Erin J. Roth
Erin J. Roth
Vice President, General Counsel and Chief Compliance Officer

Date: May 30, 2025